FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	January	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated January 12, 2005 (“02 and Research In Motion Introduce The BlackBerry 7100x")

News Release dated January 12, 2005 (“Grayson Homes Implements BlackBerry Wireless Communications System In Its Nationally Awarded Quality Assurance Program")

Page No 4 4

Document 1

January 12, 2005

FOR IMMEDIATE RELEASE

O2 And Research In Motion Introduce The BlackBerry 7100x

Waterloo, ON – O2 and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) are pleased to announce the latest addition to O2‘s portfolio of BlackBerry® products with the introduction of the new BlackBerry 7100x™. The BlackBerry 7100x is expected to be available in the United Kingdom in January 2005.

The BlackBerry 7100x, developed and manufactured by Research In Motion (RIM), is an innovative mobile device that extends the current data choices available to O2 customers, delivering the power of BlackBerry functionality within a sleek and stylish mobile phone design. The new design is aimed at active mobile professionals who need to manage their work wherever they are (nationally or internationally*), as well as keep in touch with family and friends, all through one device.

The BlackBerry 7100x features all the popular BlackBerry applications including advanced phone, messaging, organizer and browsing capabilities. In addition to a large and bright, high-resolution color screen, the BlackBerry 7100x incorporates an integrated speakerphone that is ideal for conference calls, Bluetooth® support for wireless headsets and car-kits and a quad-band radio for international roaming. It also features a sophisticated piano-black casing with 32MB flash memory, 4MB SRAM and polyphonic ring tone support.

The BlackBerry 7100x integrates the latest BlackBerry browsing technology providing users with access to a wide range of rich HTML-based Internet content in full and vibrant color.

The BlackBerry 7100x features RIM’s breakthrough SureType™ keyboard technology that converges a phone keypad and a QWERTY keyboard to fit elegantly within the size constraints of a traditional ‘candy bar’ phone design.

The integrated keyboard and software system provides users with an instinctively familiar look and feel and allows users to dial phone numbers and type messages quickly, accurately and comfortably. Removing the need for the traditional multi-tap phone approach, SureType fundamentally changes the way people think about typing on mobile phones.

The BlackBerry 7100x and SureType support various languages including English, French, German, Italian, Spanish, Dutch, Portuguese and Swedish.

“We are very pleased to add the BlackBerry 7100x to our range of O2 mobile devices,” said Hugh Griffiths, Head of Mobile Data Products and Services, O2. “It’s clear that this device will attract a whole new audience to the BlackBerry platform and demonstrates the very latest technology for both new and established users alike.”

— more —

“The unique functionality of this all-in-one device can cover a multitude of business and personal functions. By combining exceptional phone, email, messaging and browsing capabilities with an extremely effective keyboard and a large, vibrant, color screen, this device is ideal for customers that prefer the look and feel of a phone but want to extend the use of their handset to include email, web browsing and messaging services,” concludes Griffiths.

“The BlackBerry 7100x is a significant breakthrough for customers that want advanced phone, messaging and data capabilities in a sleek new design,” said Mark Guibert, Vice President, Corporate Marketing at RIM. “The new SureType keyboard technology is an amazing innovation that offers a significant improvement over traditional phone keypads and the BlackBerry 7100x is a very attractive choice for customers looking to upgrade their existing phone.”

The BlackBerry 7100x weighs 120g and has a battery life (using the standard battery) of over four hours talk time and over eight days standby. A hands-free earpiece, USB cable and standard holster are included. Additional accessories such as holsters and car chargers will also be available and the BlackBerry 7100x supports Bluetooth headset and car-kit profiles.

For individuals, BlackBerry Internet Service™ allows users to integrate their new BlackBerry handset with up to ten business or personal Internet-based email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) without the need for a special server or IT support. It takes just a few steps by the user to get up and running.

For corporate users, the BlackBerry 7100x can connect to BlackBerry Enterprise Server™, supporting secure, wireless email, calendar appointments and other corporate data. The BlackBerry 7100x supports the full functionality of the recently introduced BlackBerry Enterprise Server v4.0.

The BlackBerry 7100x will be available in the UK from all O2 retail stores and direct and indirect business channels, as well as other leading distributors.

* Subject to network agreements and international restrictions

Note to Editors: To download images of the new BlackBerry 7100x, please visit http://www.blackberry.com/uk/news/products/index.shtml

Media Contacts:
RIM
Tilly Quanjer, Senior Communications Manager,
RIM Europe
+44 (0)1784 223987
tquanjer@rim.com

Hotwire PR for RIM
+44 207 608 2500

Courtney Flaherty
Brodeur Worldwide for RIM
+1 212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

O2 UK Contacts:
Louie StClaire
O2 Press Office
T: 07834093217
Louie.StClaire@O2.com

Susanna Davidson / Charlotte Greaves
Cohn & Wolfe
T: 020 7 331 5300
susanna_Davidson@uk.cohnwolfe.com

About O2 UK

O2 is a leading provider of mobile services to consumers and businesses in the UK. It is the leader in non-voice services, including text, media messaging, games, music and video, as well as always on data connections via GPRS, 3G and WLAN. Each month O2‘s nearly 13.9 million customers send more than three quarters of a billion text messages. O2 (UK) is a subsidiary of mmo2 plc which also owns O2 branded mobile operators in Ireland and Germany as well as the O2 Airwave emergency services network in the UK.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

January 12, 2005

FOR IMMEDIATE RELEASE

Grayson Homes Implements BlackBerry Wireless Communications System In Its Nationally Awarded Quality AssuranceProgram

Ellicott City, Maryland and Waterloo, ON – Grayson Homes, recipient of the 2005 National Housing Quality (NHQ) Gold Award, today announced that the implementation of a wireless management system has proven to be an important element in the company’s nationally recognized quality assurance program. The award is a reflection of how its wireless management system has helped Grayson Homes inspect homes quickly and accurately, increasing its level of customer satisfaction and quality craftsmanship.

The system operates on the BlackBerry® wireless platform from Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and uses BlackBerry Enterprise Server™ to deploy a wireless reporting system that offers wireless tracking and project management capabilities. Construction Quality Manager® is an out-of-the-box solution created by ATSG for BlackBerry. This robust interactive wireless solution enhances a field supervisor’s ability to track, manage and resolve construction defects in the field from their BlackBerry handheld. It also provides a database and management reporting system that provides Grayson Homes with a comprehensive view of its business. The application uses the Flowfinity Solutions Platform to provide the handheld input screens, queries and deliver updates to server information. Flowfinity Solutions Platform technology is useful for extending an existing application to BlackBerry wireless devices. It’s based on existing industry standards and enables application developers to leverage their existing tools for creating BlackBerry applications.

“We were looking for a way to use technology to help our supervisors do their jobs more efficiently,” said Ron Swecker, Director of Home Building at Grayson Homes. “Working with Advanced Technologies Support Group (ATSG), a company with a great knowledge of construction applications and processes, we were able to capture our requirements with a customized solution specifically for the construction industry. We benefit from the all-in-one functionality of BlackBerry — we have a handheld with e-mail, calendaring, phone, Web browsing and a quality management system in one device, which has made us more efficient and responsive to our customers.”

Prior to implementing BlackBerry, Grayson Homes had a paper-based quality control system that relied on cell phones and faxes for communications, as well as a simple database that needed clerical support to input reports. Today, BlackBerry has become indispensable. The new system has reduced paperwork, phone calls and the manual input of reports, increased field supervisory efficiency, improved trade contractor effectiveness and also served as a testament to Grayson Homes’ commitment to superior quality assurance.

— more —

“At one time supervisors were hesitant to use email because it meant they were chained to their desks, but now with BlackBerry, email and their calendars can go with them when they visit houses,” said Swecker. “And the ability to capture critical data, sift through it easily and access information as required to make improvements in construction quality and customer satisfaction is key to our competitive position in the marketplace.”

_________________

Using the Mobile Data Service feature of BlackBerry Enterprise Server, construction information is wirelessly pushed to the handheld any time the central database is changed. As the construction supervisor enters data on the BlackBerry handheld, updates are sent wirelessly to the central server where the database is updated. When supervisors are in a remote area out of wireless coverage, they can use Construction Quality Manager to capture and update project status. All updates are automatically sent to the server as soon as the user returns to an area with wireless coverage.

BlackBerry Mobile Data Service is uniquely designed to provide ISVs and in-house corporate developers with an environment that supports corporate data access and interaction capabilities beyond email. With BlackBerry Mobile Data Service, customers can leverage their existing, approved BlackBerry architecture and security model to deploy reliable, secure, end-to-end applications without any additional infrastructure to learn or support.

“Many of our corporate customers, like Grayson Homes, are successfully leveraging BlackBerry Mobile Data Service to go beyond wireless email and provide employees with additional mobile applications that enhance workflow in the field,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “Grayson Homes’ collaboration with ATSG and Flowfinity on the development and deployment of a mobile application tailored to their organization’s needs provides an excellent example of the power and flexibility of the BlackBerry wireless platform.”

Grayson Homes’ commitment to quality has garnered the company high customer satisfaction rankings — 96 percent of its customers say they would either refer the company to a friend, or would choose Grayson again when buying another home. The firm manages an extensive survey mechanism for buyers during construction and after closing, links employees’ compensation to customer satisfaction, and hosts monthly trainings conducted by trade contractors at sales and production meetings.

The National Housing Quality Awards are open to all U.S. residential construction companies. Panels of experts who evaluate the role that customer-focused quality plays in construction, business management, sales, design, and warranty service judge the entries.

About Grayson Homes

For 29 years, Grayson Homes has been building homes and communities of enduring value… providing customers, employees and trades with experiences that exceed expectations and improve quality of life. Its success is directly attributable to the work ethic and expertise of its craftsmen, the quality of materials used, and the prime land chosen. All of these aspects combine to provide award-winning homes distinction for Grayson clients. Today, nearly 3,000 families throughout the Baltimore/Washington region come home to Grayson. For more information visit www.GraysonHomes.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts
Gwyn Walcoff
CCG Public Relations for Grayson Homes and ATSG
+1 (410) 224-9737
gwyn@ccgpublicrelations.com

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RIM assumes no liability and makes no representation, warranty or guarantee whatsoever in relation to third party products mentioned herein. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	January 12, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller